# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Confluent, Inc., CIK 0001699838
CUSIP: 20717M103
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 899 W. EVELYN AVENUE, MOUNTAIN VIEW, California (CA), 94041
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001541617

## Reporting persons
- Altimeter Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,122,150; sole dispositive power 0; shared dispositive power 13,122,150; aggregate amount beneficially owned 13,122,150 (4.5% of the class)
- Altimeter Capital Management General Partner, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,122,150; sole dispositive power 0; shared dispositive power 13,122,150; aggregate amount beneficially owned 13,122,150 (4.5% of the class)
- Brad Gerstner: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,122,150; sole dispositive power 0; shared dispositive power 13,122,150; aggregate amount beneficially owned 13,122,150 (4.5% of the class)

## Item 1. Issuer
Name of issuer: Confluent, Inc.
Address of issuer's principal executive offices: 899 W. EVELYN AVENUE, MOUNTAIN VIEW, CALIFORNIA, 94041

## Item 2. Person Filing
Name of person filing: This Amendment Filing to the Schedule 13G (this "Amendment Filing") is being filed on behalf of Altimeter Capital Management General Partner LLC (the "General Partner"), Altimeter Capital Management, LP (the "Investment Manager"), and Brad Gerstner, who are collectively referred to as the "Reporting Persons." Mr. Gerstner is the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner. The General Partner is the sole general partner of the Investment Manager, which is the investment manager of the Fund. The Fund General Partner is the sole general partner of the Fund. The Reporting persons have entered into a Joint Filing Agreement, dated as of February 14, 2024, a copy of which was filed as Exhibit 1 to the Reporting Persons' Schedule 13G/A previously filed with the Commission on February 14, 2024, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons with respect to the shares reported hereunder is One International Place, Suite 4610, Boston, MA 02110.
Citizenship: Each of the Investment Manager and the Fund is a Delaware limited partnership. Each of the General Partner and the Fund General Partner is a Delaware limited liability company. Mr. Gerstner is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The beneficial ownership of each Reporting Person of shares of Common Stock ("Common Stock") as of August 14, 2025 is as follows: each of the General Partner (as the general partner of the Investment Manager), the Investment Manager (as the investment manager of the Fund), and Mr. Gerstner (as the sole managing principal of the General Partner, and the Investment Manager) beneficially owns 13,122,150 shares of Common Stock, representing approximately 4.5% of such class of security. All ownership percentages of securities reported herein are based upon a total of 291,931,187 shares of Common Stock shares outstanding as of July 23, 2025.

Shares reported herein for the General Partner, the Investment Manager and Mr. Gerstner represent shares of Class A Common Stock beneficially owned and held by record of several private funds (collectively, the "Altimeter Entities") for which the Investment Manager serves as the investment manager. The General Partner serves as the sole general partner of the Investment Manager. Shares reported herein for Mr. Gerstner represent shares of Class A Common Stock beneficially owned and held of record by the Altimeter Entities. Mr. Gerstner is the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner. Shares reported herein of the Fund General Partner represent shares of Class A Common Stock beneficially owned and held of record by the Fund.

As of June 30, 2025, the Altimeter Entities beneficially owned 15,552,976 shares of Common Stock, representing approximately 5.3% of such class of security, based upon a total of 291,931,187 shares of Common Stock shares outstanding as of July 23, 2025.

As of September 30, 2024, the Altimeter Entities beneficially owned 13,626,464 shares of Common Stock, representing approximately 5.5% of such class of security, based upon a total of 250,068,648 shares of Common Stock outstanding as of July 24, 2024.

Altimeter Capital Management General Partner LLC - 13,122,150 shares
Altimeter Capital Management, LP - 13,122,150 shares
Brad Gerstner - 13,122,150 shares
Percent of class:
Altimeter Capital Management General Partner LLC - 4.5%
Altimeter Capital Management, LP - 4.5%
Brad Gerstner - 4.5%
Sole power to vote or to direct the vote:
Altimeter Capital Management General Partner LLC - 0 -
Altimeter Capital Management, LP - 0 -
Brad Gerstner - 0-
Shared power to vote or to direct the vote:
Altimeter Capital Management General Partner LLC - 13,122,150 shares
Altimeter Capital Management, LP - 13,122,150 shares
Brad Gerstner - 13,122,150 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Altimeter Capital Management, LP: /s/ Annie Hancock, Chief Compliance Officer (08/14/2025)
- Altimeter Capital Management General Partner, LLC: /s/ Annie Hancock, Chief Compliance Officer (08/14/2025)
- Brad Gerstner: /s/ Brad Gerstner, Founder and CEO (08/14/2025)